Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-6

Filing Person:  CNL Retirement Properties, Inc.

Subject Company:  CNL Retirement Properties, Inc.

File Number:  333-135569

The following is a letter which was mailed to CNL Retirement Properties, Inc. ("CRP") stockholders and financial advisors whose clients include CRP stockholders, on September 18, 2006.

Retirement Properties, Inc. CNL Center II at City Commons 420 South Orange Avenue Suite 500 Orlando, Florida 32801 tel (407) 835-3200 (866) 650-0650 www.cnlretirement.com/retirementprop/

September 18, 2006

AN IMPORTANT REMINDER

PLEASE VOTE YOUR SHARES PROMPTLY

DEAR STOCKHOLDER:

We recently distributed proxy materials for the Special Meeting of Stockholders of CNL Retirement Properties, Inc. (“CRP”) to be held on September 26, 2006.

We have not yet received your vote for this important meeting.  Please promptly vote your shares so that we may avoid further solicitation expenses.  Your vote is very important no matter how many shares you hold.  Telephone and internet authorization of proxy options are available as described in the enclosed materials.

YOUR VOTE ON THE MERGER PROPOSAL IS IMPORTANT

As described in the proxy statement/prospectus dated August 4, 2006, stockholders are being asked to approve the merger of CRP with and into Ocean Acquisition 1, Inc., a wholly-owned subsidiary of Health Care Property Investors, Inc., or HCP.  Upon consummation of the merger, each outstanding share of common stock of CRP will be converted into the right to receive merger consideration consisting of $11.1293 in cash and 0.0865 of a share of HCP common stock without interest and less any required tax withholding.

A special committee consisting entirely of independent directors evaluated the merger agreement and the merger and other transactions contemplated by it and unanimously approved and recommended approval of the merger agreement, the merger and other transactions by our board of directors.  Our board of directors has unanimously approved the transactions and concluded that the terms of the merger agreement, the merger and the other transactions are advisable and in the best interests of CRP and our stockholders.  Our board of directors unanimously recommends that you vote “FOR” approval of the merger.

PLEASE TAKE ONE MOMENT TO VOTE

Please be certain that your shares are represented and voted.  You may authorize your proxy today by telephone or internet as described on the enclosed duplicate proxy card.  You also may sign, date and promptly return the enclosed proxy card in the postage-paid return envelope provided.  Your vote is very important, so please vote at your earliest convenience.

We appreciate your participation and continued support.

Sincerely,

CNL Retirement Properties, Inc.

IMPORTANT

Prompt voting will save your Company additional solicitation costs.  If you have any questions or need assistance, please call D.F. King & Co., Inc., which is assisting your Company in the solicitation of proxies, toll-free, at 1-800-549-6697.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements contained in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, which include statements regarding the consummation of the merger and the expected timing of such consummation and the expected aggregate value of the combined company, are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These include risks and uncertainties with respect to the ability of HCP to obtain financing necessary to consummate the acquisition or on acceptable terms; CRP's and HCP's ability to acquire, sell or lease facilities and the timing of acquisitions, sales and leasings; changes in healthcare laws and regulations and other changes in the healthcare industry which affect the operations of CRP's or HCP's lessees or mortgagors; changes in management; costs of compliance with building regulations; changes in tax laws and regulations; changes in the financial position of CRP's or HCP's lessees and mortgagors; changes in rules governing financial reporting, including new accounting pronouncements; and changes in economic conditions, including changes in interest rates and the availability and cost of capital, which affect opportunities for profitable investments. Some of these risks, and other risks, are described in the proxy statement/prospectus (see “Risk Factors” beginning on page 19) and from time to time in CRP's and HCP's Securities and Exchange Commission (SEC) filings.  CRP and HCP undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.  All forward-looking statements are qualified in their entirety by this cautionary statement.

This communication is being made in respect of the proposed merger transaction involving HCP and CRP. In connection with the proposed merger, HCP filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus for stockholders of CRP and other documents regarding the proposed transaction. CRP'S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. The final proxy statement/prospectus was mailed to CRP's stockholders on or about August 7, 2006. You will also be able to obtain the proxy statement/prospectus and other documents free of charge at HCP's website at www.hcpi.com or by contacting CNL Client Services at 1-866-650-0650.

HCP, CRP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding HCP's directors and executive officers is available in HCP's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006, and information regarding CRP's directors and executive officers is available in CRP's annual report on Form 10-K/A, which was filed with the SEC on April 28, 2006. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus (see “Interests of CRP’s Directors and Officers in the Merger” beginning on page 67) and the other relevant documents filed with the SEC.